Exhibit 99.1

Calculation of Filing Fee Tables*

Form F-10

(Form Type)

Bell Canada and BCE Inc.

(Exact Name of Registrant as Specified in Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Fees to be paid	Debt	5.200% Series US-9 Notes due 2034 of Bell Canada	457(r)	US$700,000,000	100.000%	US$700,000,000	0.00014760	US$103,320.00

	Debt	5.550% Series US-10 Notes due 2054 of Bell Canada	457(r)	US$750,000,000	100.000%	US$750,000,000	0.00014760	US$110,700.00

	Other	Guarantee of BCE Inc. of 5.200% Series US-9 Notes due 2034 of Bell Canada (1)	457(n)	—	—	—	—	(1)

	Other	Guarantee of BCE Inc. of 5.500% Series US-10 Notes due 2054 of Bell Canada (1)	457(n)	—	—	—	—	(1)
Total Offering Amounts							—	US$214,020.00
Total Fee Offsets (2)							—	US$24,386.87 (2)
Net Fee Due								US$189,633.13

(1)	Pursuant to rule 457(n) under the Securities Act of 1933, as amended, no separate fee is payable with respect to the guarantee.
(2)	See Table 2 of this Exhibit 107.

*	This Exhibit 99.1 contains the content of Exhibit 107 since there are technical issues with submitting Exhibit 107 as part of a Form 6-K filing.

Table 2: Fee Offset Claims and Sources

	Form or Filing Type	File Number	Initial Filing Date	Initial Effective Date	Fee Offset Claimed			Unsold Securities Associated with Fee Offset Claimed	Unsold Aggregate Offering Amount Associated with Fee Offset Claimed	Fee Paid with Fee Offset Source
Rule 457(p)

Fee Offset Sources	F-10	333-249962	November 9, 2020	November 16, 2020		US$24,386.87		US$575,910,839.56	US$575,910,839.56	(1)
Total Fee Offset Amount					US$	24,386.87	(1)

(1)

Pursuant to Rule 457(p) under the Securities Act of 1933, as amended, US$118,056.87 was previously paid by the Co-Registrants relating to unissued securities under the Co-Registrants’ F-10 shelf registration statement (Registration Statement No. 333-249962), initially filed on November 9, 2020 and declared effective on November 16, 2020 (the “November 2020 Registration Statement) (of which US$74,235.45 was initially paid in connection with the Co-Registrants’ Registration Statement on Form F-10 (No. 333-231698), initially filed on May 23, 2019 and declared effective on May 30, 2019 (the “May 2019 Registration Statement”)), and has been carried forward to the Co-Registrants’ F-10 joint shelf registration statement (Registration Nos. 333-263337-01 and 333-263337), filed on March 7, 2022 and declared effective on March 8, 2022 (the “Joint Registration Statement”).** The US$93,670 filing fee with respect to the 5.100% Series US-8 Notes due 2033 of Bell Canada, issued May 11, 2023, was offset against those filing fees carried forward, after which US$24,386.87 remained available for future registration fees. The US$214,020.00 filing fee with respect to the 5.200% Series US-9 Notes due 2034 and 5.500% Series US-10 Notes due 2054 is offset against those filing fees carried forward and US$189,633.13 has been paid with respect to this offering. Additional filing fees are expected to be paid with respect to future offerings of securities registered by the Joint Registration Statement.

**

Exhibit 107 filed as a part of the Joint Registration Statement erroneously stated that US$120,078.13 was previously paid by the Co-Registrants relating to unissued securities under the November 2020 Registration Statement (of which US$76,256.71 was initially paid in connection with the May 2019 Registration Statement), and was carried forward to the Joint Registration Statement.